Filed by: Banca Monte dei Paschi di Siena S.p.A

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Mediobanca - Banca di Credito Finanziario SpA

Commission File No.: 132-02872

The New Italian Banking Champion 24th January 2025 Voluntary Public Exchange Offer launched by Banca Monte dei Paschi di Siena on the ordinary shares of Mediobanca

2 The New Italian Banking Champion • Creation of a new national leader with a unique business model, poised to support the Country's families, SMEs and corporates • Undisputed #3 position in the Italian banking sector across financial products • Broad client base >6mm, combining two of the strongest brands in the Italian financial sector • Strong complementarity, with enhanced diversification and resilient business mix • Enlarged product and service offering, with scale and ability to support new investments • Synergic banking model, leveraging the respective strengths, distinctive capabilities and excellent human capital • Unparalleled financial proposition • Pro-forma RoTE ~14%1 • Pro-forma CET1 ratio at ~16%, with significant excess capital buffer • Transaction-driven DTAs acceleration, with overall organic capital generation of ~€0.5bn p.a. for the next six years • ~€0.7bn p.a. pre-tax synergies • Significant benefits for both shareholders with a sustainable and growing DPS • Double-digit accretion on adj. EPS • Organic capital generation above net income allows for accretive DPS with no impact on capital levels, with up to 100% payout ratio • Attractive Offer’s consideration • MPS to offer 23 newly issued ordinary shares for every 10 Mediobanca shares tendered • Offer price of €15.992 per share and a premium of 5.03%2 .. To be noted that the NPV of DTAs equal to €1.2bn pertaining to Mediobanca shareholders represents a ~10% value3 on Mediobanca market cap • Clear and tangible benefits for all the stakeholders involved • Platform for retaining, attracting and developing professional talents • Larger scale allowing increasing support to the Italian families, businesses, communities and overall economy FactSet as of January 23rd, 2025 Notes: 1 Assuming run-rate synergies, tangible equity adjusted for DTAs and excess capital at 14%; 2 Based on official price as of 23rd January 2025; 3 Calculated as the net present value of the combined group DTAs absorption at 13% CoE (based on the median of the figures of select brokers) pertaining to Mediobanca shareholders divided by Mediobanca market cap

3 3 1. Strategic Rationale and Value Creation 3 2. Envisaged Transaction Structure and Timeline 17 3. Closing Remarks 20

4 The Evolving Journey of MPS is Ready to Capture Market Opportunity … New 2024-28 Business Plan with upgraded targets approved in August 2024 after the successful achievement, in less than 2 years, of the 2022-26 Business Plan Strong improvement in revenue dynamics with significantly enhanced efficiency and low-risk asset quality profile Top-tier CET1 position, with sizeable capital buffer vs. SREP and strong organic capital generation Strategic optionality to pursue value-accretive alternatives Surge in banking consolidation, both domestic and cross-border Increasing scale to support growing investments and digital journey acceleration More resilient banks needed in the upcoming economic environment to succeed through the cycle We want to play an active role in the consolidation scenario to reinforce our competitive positioning EVOLVING JOURNEY MARKET OPPORTUNITY

5 … joining Forces with Mediobanca … Uprising player in the growing Wealth Management sector Point of reference in Corporate Banking Leading Investment Bank Top positioning in Consumer Finance through Compass Uncorrelated earnings from Insurance investment The best fit for a powerful business combination Why Mediobanca?

6 … in a Unique Industrial Project With Strong Complementarity Best-in-class Wealth Management player combining Mediobanca’s capabilities with the strong footprint of MPS retail network Leading Asset Gatherer via combination of Banca Widiba / Mediobanca Premier state-of-the-art online banking capabilities Leading CIB franchise (e.g. advisory, ECM), with strong customer base complementarity (SMEs and corporates) and growth opportunity in the growing mid-market segment Top 3 consumer finance player through Compass, already MPS’ partner of choice A new Italian Banking Champion Undisputed #3 position in the Italian banking sector across financial products Combination of two of the strongest brands in the Italian financial services industry (MPS for Retail / Commercial Banking and Mediobanca for Wealth Management, Corporate Investment Banking, Consumer Finance)

7 RANKING BY CUSTOMER LOANS1 RANKING BY TOTAL ASSETS1 RANKING BY DIRECT FUNDING1 RANKING BY TOTAL FINANCIAL ASSETS1 1.203 914 292 284 220 186 163 157 149 132 106 A New National Champion, Supporting Italian Families and Corporates Overall support for Italian families, both in financing needs and in the generation and protection of savings Support for leading Italian companies to seize growth opportunities both domestically and internationally 934 799 228 198 166 139 129 103 99 92 88 (€bn) (€bn) (€bn) (€bn) Source: Company information. Note: Total assets, customer loans (including reverse repos), direct funding (including bonds and repos) and total financial assets (incl. deposits due to customers, AUM and AUC) as of 1H24. 1 Data for Bank 1 and Bank 2 at a Group level include significant international business; 2 Data as of FY23 (latest available) 431 413 132 101 93 89 78 64 64 54 48 593 560 156 138 125 115 97 78 72 72 59 Combined Bank 1 Bank 2 Combined Bank 3 Bank 4 Bank 5 Bank 72 Bank 9 Bank 10 Bank 1 Bank 2 Combined Bank 3 Bank 4 Bank 5 Bank 7 Bank 8 Bank 9 2 Bank 1 Bank 2 Bank 3 Bank 4 Bank 6 Bank 7 Bank 8 Bank 9 Bank 1 Bank 2 Combined Bank 3 Bank 4 Bank 5 Bank 72 Bank 8 Bank 10 +77% +70% +61% +57% Combined entity % increase vs. MPS standalone MB MB MB MB

More Balanced, Diversified and Resilient Business Mix …

BUSINESS MIX

***Operating profit*[1]**



3%
48%
49%
26%
15%
19%
40%
Approx. 61% IB and 39% Corporate Banking
11%
5%
8%
18%
27%
30%
MONTE DEI PASCHI DI SIENA
Mediobanca
Combined
Retail banking
Corporate banking
CIB
IB
Consumer finance
Private Banking / WM
Insurance

***Focus on Mediobanca net profit breakdown*[2]**



38%
28%
18%
15%

Source: Company information. Note: [1] Pro forma business mix by operating profit. 9M24 annualized for MPS, fiscal year ending in June 2024 for Mediobanca. Breakdowns exclude corporate centre / holding functions figures. For MPS, Corporate Banking also includes "Large Corporate & Investment Banking" division. For Mediobanca, CIB includes Corporate Banking and IB. Operating profit calculated as Revenues - Operating costs (excl. LLPs). On a combined basis, Mediobanca CIB business is broken down between IB (Advisory M&A; Markets, sales and other gains; Capital Markets, Trading Prop) and Corporate Banking (Lending, Specialty Finance) on the basis of revenues; [2] Business mix by net profit as of June 2024. Breakdowns exclude corporate centre / holding functions figures.

8

… through full Enhancement of Customer Value Proposition with Specialized, Innovative, and Distinctive Expertise

STRONGER POSITION IN WM, IB AND CONSUMER FINANCE

Bolstered Wealth Management focus, benefitting from the combination of the strengths of MPS and Mediobanca in private banking and Banco Widiba and Mediobanca Premier in asset gathering

Monte dei Paschi di Siena Private Banking | Mediobanca Private Banking | BancaWidiba | Mediobanca Premier *Former CheBanca!*

#3 By Combined Group TFAs *(1H-24)*

~1.2k FAs *(Sep-24)*

>300 # POS *(Sept-24)*

New IB capabilities to be leveraged on a strong complementary client base (large plus SME clients), providing edge vs. domestic competitors

MPS Capital Services | Mediobanca

#2 M&A

#2 ECM

By deal value Italy *(Dealogic 2010-2025)*

Consumer finance leveraging Compass leading franchise and strengthening the existing longstanding partnership

COMPASS

#3 By total outstanding *(2023)*

€15.2bn Customer loans *(Jun-24[2])*

Strong affinity on the strategic initiatives of recent business plans in Wealth Management, CIB and Consumer Finance – Opportunity to leverage ~€0.2bn[1] of combined investments per annum

Notes: [1] Total investments in the 24-28 Plan of MPS of €500mm; and total investments in the 24-26 Plan of Mediobanca of €230mm; [2] It refers to Mediobanca Consumer Finance division as of FY24

9

Strong Complementarity in a Powerful Group Combination

MONTE DEI PASCHI DI SIENA BANCA DAL 1472 | Mediobanca

RETAIL BANKING	ASSET GATHERING	PRIVATE BANKING	CIB
MONTE DEI PASCHI DI SIENA BANCA DAL 1472	Mediobanca Premier *Former CheBanca!*	Mediobanca Private Banking CMB Monaco	Mediobanca Messier Maris & Associés *(80%)*[1] Armapartners
	BANCAWIDIBA	MONTE DEI PASCHI DI SIENA BANCA DAL 1472 Private Banking	MPS CAPITAL SERVICES

CONSUMER FINANCE	SPECIALTY FINANCE	ASSET MANAGEMENT	INSURANCE
COMPASS	MPS FACTORING	Mediobanca Società Gestione Risparmio RAM Active Investments *(93%)*[1] POLUS *(64%)*[1]	Generali *(13%)*
	MBCredit Solutions MBFACTA SelmaBipiemme *(60%)*	ANIMA *(Distribution agreement)*	AXA MPS *(50%)* *(Distribution agreement)*

Source: Company data. Note: Illustrative group structure, not exhaustive. Note: [1] Percentages represent voting rights. Including call and put options at 89% for Polus, 98% for RAM and 100% for Messier et Associes as of Annual Accounts and Report as at 30 June 2024.

10

11 Accelerated Reversal of €2.9bn Losses Carry Forward DTAs €bn 2025 2026 2027 2028 On balance sheet 1.6 1.7 1.9 2.0 Off balance sheet 1.3 1.0 0.6 0.3 LCF DTA reversals 0.2 0.2 0.2 0.2 €bn 2025 2026 2027 2028 On balance sheet 2.9 2.4 2.0 1.5 Off balance sheet - - - - LCF DTA reversals 0.1 0.5 0.5 0.5 0.6 A higher consolidated tax base allows a day-1 write-up of €1.3bn of LCF DTAs from off balance sheet to on balance sheet, bringing total on balance sheet LCF DTAs to ~€2.9bn In the following six years the reversal of the ~€2.9bn LCF DTAs results in a significant contribution to capital (~€0.5bn p.a.), in addition to net profit 0.2 0.2 0.2 MPS STANDALONE – EVOLUTION OF LCF DTAS COMBINED ENTITY – EVOLUTION OF LCF DTAS

Significant Industrial Synergies

~€0.3bn	~€0.3bn	~€0.1bn
Revenues synergies *of which ~65% in net commissions*	**Cost synergies**	**Funding synergies**
Expanding product service offering and **strengthening of capabilities** across **factories** (e.g. increasing penetration in **consumer finance** and **mortgages**, sharing of best practices in **asset gathering**) coupled with **increased penetration** in key segments (e.g. Corporates, SMEs)	**Optimization of central functions, synergies on IT expenses** and **reduction of administrative expenses**	**Enhancement of combined wholesale funding structure,** also **leveraging MPS commercial funding capabilities**

~€0.6bn in year-1 pre-tax integration costs

Expected a seamless integration between the two entities

12

Significant Financial Benefits, Accretive across Financial Metrics

KEY FINANCIAL IMPACTS (2024E)[1]



Revenues (€bn)
4
>2x
~8
C/I (%)
49%
(9p.p.)
~40%
Adj. net profit (€bn)
1
>3x
~3
MONTE DEI PASCHI DI SIENA
Combined

Profitability

Pro-forma RoTE at ~14%[2]

Double-digit accretion on adj. EPS[1] for all shareholders

Dividends

Organic capital generation above net income leading to accretive DPS with up to 100% payout ratio

Capital

CET1 ratio PF at ~16%, significantly above 14% mgmt. target

Notes: [1] Assuming run-rate synergies; [2] Assuming run-rate synergies, tangible equity adjusted for DTAs and excess capital at 14%

13

Focus on Capital Impacts from the Transaction


PRO-FORMA CET1 RATIO
18.4%
28%
(15%)
(5%)
(6%)
(2%)
(2%)
~16%
More than 50bps upside if 13% in Generali treated in line with Mediobanca's approach
9M24
Capital increase
RWA Mediobanca
Goodwill before PPA
Generali net impact 1
Other PPA effects
Restructuring costs and other effects
9M24 PF

- In addition to the **~€13bn capital increase** and the consolidation of **~€48bn RWAs related to Mediobanca**, key capital impact items are related to: goodwill before PPA at **~€2bn**, **Generali net effect**[1] at **~€3bn**, **Other PPA net effects** at **~€1bn** and **Restructuring costs** of **~€0.6bn** (accounted in year-1)

Notes: [1] As sum of PPA adjustment, embedded goodwill, deductions and RWA

14

Resilient Business Model Enhancing the Combined Group Risk Profile

GROSS NPE RATIO (%)



5%
~3%
MONTE DEI PASCHI DI SIENA BANCA DAL 1472
Combined

NPE COVERAGE (%)



50%
~55%
MONTE DEI PASCHI DI SIENA BANCA DAL 1472
Combined

LCR (%)



165%
~164%
MONTE DEI PASCHI DI SIENA BANCA DAL 1472
Combined

NSFR (%)



133%
~125%
MONTE DEI PASCHI DI SIENA BANCA DAL 1472
Combined

Strong improvement in asset quality profile, sound liquidity and funding ratios

Notes: Data as of 9M-24 for LCR and NSFR, 1H-24 for asset quality

15

16 The Transaction presents Clear and Tangible Benefits for all Stakeholders Involved Employees Opportunities for professional growth in an environment with a strong ability to retain, attract, and develop professional talents Strong commitment to support employees wellbeing The Italian economy and communities Significant value for the entire Italian economy, helping to increase its competitiveness A catalyst for the development of projects and initiatives in the territories for the benefit of local economies, continuing to represent a benchmark model in terms of sustainability Customers Access to an excellent value proposition, with a broader and more attractive range of products, tailored solutions, and services for families, businesses, and SMEs A multichannel platform with complementary distribution networks Shareholders High value creation for both MPS and Mediobanca shareholders thanks to an enhanced profitability, with a dividend payout of up to 100% of net profit, while maintaining a solid capital position Acceleration of the use of MPS's DTAs and the generation of significant industrial synergies Mediobanca

17 17 1. Strategic Rationale and Value Creation 3 2. Envisaged Transaction Structure and Timeline 17 3. Closing Remarks 20

18 Transaction Structure and Consideration Offered FactSet as of January 23rd , 2025 Notes: 1 Based on official price as of 23rd January 2025; 2 Calculated as the net present value of the combined group DTAs absorption at 13% CoE (based on the median of the figures of select brokers) pertaining to Mediobanca shareholders divided by Mediobanca market cap PREMIUM VS. MEDIOBANCA SHARE PRICE1 Last trading day 5.03% 1M VWAP 8.11% 2M VWAP 4.84% Voluntary Public Exchange Offer on all the ordinary shares of Mediobanca MPS to offer 23 newly issued ordinary shares for every 10 Mediobanca shares tendered Offer price of €15.992 and a premium of 5.03%1 , equal to a total consideration of ~€13.3bn To be noted that the NPV of DTAs equal to €1.2bn pertaining to Mediobanca shareholders represents a 10% value2 on Mediobanca market cap Prior to the publication of the Offer document, certain regulatory authorizations (e.g. ECB, Bank of Italy, IVASS) are needed, as well as the approval of the share capital increase reserved to the Offer Conditions of effectiveness of the Offer would include inter alia (i) reaching a stake equal to at least 66.7% share of the Mediobanca’s share capital, (ii) other supervisory authorities’ authorisations (e.g. golden power, etc.), (iii) antitrust clearance Expected closing of the transaction: Q3 2025 TRANSACTION STRUCTURE AND CONSIDERATION OFFERED PREMIUM ANALYSIS

19 2 0 2 5 Indicative Timeline of the Transaction 24th January Deal announcement and MPS Notice pursuant to Art. 102 Mid February Exchange Offer Document filing and regulatory filings June / July1 Supervisory Authorities’ authorizations and Antitrust authorization June / July Approval of the Exchange Offer Document and start of the Exchange Offer period 17th April EGM for capital increase approval Notes: 1 Indicative, the timetable may vary depending on the approval processes of the relevant Supervisory Authorities

20 20 1. Strategic Rationale and Value Creation 3 2. Envisaged Transaction Structure and Timeline 17 3. Closing Remarks 20

21 Closing Remarks Mediobanca is our partner of choice, the ally with whom we want to join forces to enter into a new phase of growth and value creation, sustained by a synergic and complementary business model, leveraging the strengths of our respective platforms Better combined fundamentals, enhanced resiliency and diversification, higher profitability vs. standalone, and confirmed best-in-class capital position, fuelled by deal synergies and DTA acceleration Attractive offer with a premium of 5.03%1 - to be noted a ~10% value for Mediobanca shareholders related to the net present value of DTAs DPS accretive for all shareholders, with a solid capital position FactSet as of January 23rd , 2025 Notes: 1 Based on official price as of 23rd January 2025

IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you agree to the conditions set out below. This presentation (including any oral briefing and any question-and-answer session in connection with it) is for information only. This presentation is not intended to, and does not constitute, represent or form part of any offer to exchange or purchase, invitation, inducement or solicitation of an offer to buy or exchange, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. It must not be acted on or relied on in connection with any contract or commitment whatsoever. It does not constitute a recommendation regarding any securities. Nothing herein should be construed as financial, legal, tax, accounting, actuarial or other specialist advice. Any such offer or solicitation will be made only pursuant to an official offer documentation approved by the appropriate regulators. The release, presentation, publication or distribution of this presentation in jurisdictions other than Italy may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Italy should inform themselves about and observe any applicable requirements. It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. The information pertaining to MEDIOBANCA - Banca di Credito Finanziario Società per Azioni has been derived from publicly available sources. Such information has been prepared by MEDIOBANCA - Banca di Credito Finanziario Società per Azioni and other available sources, and Banca Monte dei Paschi di Siena S.p.A. has neither independently verified its accuracy nor performed any due diligence thereon. Consequently, Banca Monte dei Paschi di Siena S.p.A. disclaims any responsibility or liability for the content, accuracy, or completeness of such information. NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN OTHER COUNTRIES, AS DEFINED BELOW) The public voluntary exchange offer described in this presentation (the “Offer”) shall be promoted by Banca Monte dei Paschi di Siena S.p.A. (the “Company” or “Offeror”) on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. This document does not constitute an offer to buy or sell MEDIOBANCA - Banca di Credito Finanziario Società per Azioni’s shares or the shares of the Company. Prior to the commencement of the tender period of the Offer, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine. The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law. The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”). Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries. Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted. This presentation, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries. Tendering in the Offer by persons residing in jurisdictions other than Italy may be subject to specific obligations or restrictions imposed by applicable legal or regulatory provisions of such jurisdictions. Recipients of the Offer are solely responsible for complying with such laws and, therefore, before tendering in the Offer, they are responsible for determining whether such laws exist and are applicable by relying on their own advisors. The Offeror does not accept any liability for any violation by any person of any of the above restrictions. IMPORTANT INFORMATION In connection with the proposed voluntary public exchange offer, the required offer document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. Disclaimer

This presentation does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this presentation may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this presentation should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person. To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, the Company and its affiliates or brokers (acting as agents for the Company or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to the Company, may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, which may include purchases or arrangements to purchase such securities. The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS This presentation contains forward-looking information and statements about the Company and its combined business after completion of the proposed voluntary public exchange offer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Although the management of the Company believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of the Company’s shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by the Company to CONSOB. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding the Company’s future financial position and results of operations, strategy, plans, objectives, goals, and targets, and future developments in the markets where the Company participates or is seeking to participate. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements as a prediction of actual results. The Company’s ability to achieve its projected objectives or results is dependent on many factors that are outside management’s control. Actual results may differ materially from (and be more negative than) those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. All forward-looking statements included herein are based on information available to the Company as of the date hereof. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this presentation. Disclaimer (cont’ed)